Exhibit 99.2

Rail Vision Ltd.

PROXY FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 18, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shahar Hania, Chief Executive Officer of the Company, as an attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Rail Vision Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, at 15 Ha’Tidhar St. Ra’anana, Israel, on June 18, 2023 at 15:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RAIL VISION LTD.

JUNE 18, 2023, 15:00 p.m. (Israel time)

Please date, sign and mail your proxy card in the

envelope provided as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2.	The appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until our next annual general meeting of shareholders, is hereby approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.

☐	vote for	☐	vote against	☐	abstain

3.	The re-election of Shmuel Donnerstein as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

☐	vote for	☐	vote against	☐	abstain

4.	The re-election of Inbal Kreiss as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, ratified and approved in all respects.

☐	vote for	☐	vote against	☐	abstain

5.	To approve the PIPE fundraising round with Knorr-Bremse.

☐	vote for	☐	vote against	☐	abstain

Do you have a personal interest in the approval of the Knorr-Bremse PIPE transaction? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

6.	To approve the amendment of the exercise price of the 2020 Donnerstein’s Options to purchase 278,410 Company’s ordinary shares to US $1.85 per-share.

☐	vote for	☐	vote against	☐	abstain

7.	To approve the amendment of the exercise price of the Yoresh’s Options to purchase 16,852 Company’s ordinary shares to US $1.85 per-share.

☐	vote for	☐	vote against	☐	abstain

8.	To approve the amendment of the exercise price of the Hania’s Options to purchase 72,908 Company’s ordinary shares to US $1.85 per-share.

☐	vote for	☐	vote against	☐	abstain

Do you have a personal interest in the approval of the amendment of the exercise price of the Hania’s Options? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

9.	To approve the. grant of Board Member’s Options to purchase 39,932 Ordinary Shares to Ms. Keren Aslan

☐	vote for	☐	vote against	☐	abstain

Do you have a personal interest in the approval of the amendment of the grant of Board Member’s Options to Ms. Aslan? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2023		Date_________, 2023
SIGNATURE		SIGNATURE

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.